Exhibit 23.3

CONSENT OF QUALIFIED PERSON

I, Scott Burkett, consent to being named in in the registration statement on Form S-3 of Augusta Gold Corp. (the “Company”) dated June 18, 2021 (the “Registration Statement”) as a “qualified person” who has reviewed and approved the disclosure of certain of the scientific and technical information contained in the Registration Statement through incorporation by reference of the therein of the Company’s annual report on Form 10-K and as detailed under the “Experts” section of the Registration Statement (the “Technical Disclosure”) and to the use of the Technical Disclosure in the written disclosure contained in the Registration Statement or incorporated by reference therein.

DATED this 17th day of June 2021.

/s/ Scott Burkett
Scott Burkett Vice President, Exploration